Mail Stop 3561

June 20, 2008

Mr. Howard Kaminsky
Chief Financial Officer
Sport Chalet, Inc.
One Sport Chalet Dr.
La Canada, CA 91011

      Re: **Sport Chalet, Inc.**
              Form 10-K for the Fiscal Year Ended April 1, 2007
              Filed June 13, 2007
              File No. 0-20736

Dear Mr. Kaminsky:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jennifer Thompson
                    Accounting Branch Chief